Exhibit 99.1

Royalty Certificate Subscription Agreement

INVENTIVA

50, rue de Dijon

21121 Daix

France

The undersigned, [•] (the "Subscriber") hereby confirms its agreement with you as follows:

1.	This Royalty Certificate Subscription Agreement (including the annexes attached hereto, the "Agreement" or the “Subscription Agreement”) is made as of the date set forth below between Inventiva S.A., a société anonyme organized under the laws of the French Republic, with a share capital of €524,771.88, consisting of 52,477,188 ordinary shares of €0.01 nominal value each, and registered with the Commerce and Companies Registry of Dijon under the number 537 530 255 (the "Company"), and the Subscriber.

2.	Pursuant to the decisions adopted by the Board of Directors dated July 16, 2024, the Company has decided to issue to certain investors only, 201 royalty certificates (the "Royalty Certificates"), whose Terms and Conditions are attached hereto as Exhibit A (the "Terms and Conditions of the Royalty Certificates"), for a subscription price of €100,000 per royalty certificate (the "Subscription Price") resulting in an offering of 201 Royalty Certificates for an aggregate amount of €20,100,000 to be subscribed by the Subscriber and the Other Subscribers as defined below (the "Transaction").

3.	The Company and the Subscriber agree that the Subscriber will subscribe for a number of Royalty Certificates as set forth below from the Company and, in turn, the Company, promptly upon receipt of the aggregate amount set forth above, will issue the Royalty Certificates to the Subscriber. The Royalty Certificates shall be subscribed for pursuant to, and the manner of settlement shall be as set forth in, the Terms and Conditions for Subscription of Royalty Certificates attached hereto as Annex I and incorporated herein by reference as if fully set forth herein.

4.	This Agreement is signed by the parties electronically, in accordance with the first sentence of the second paragraph of article 1367 of the French civil code, by means of an electronic signature creation device provided through www.docusign.com and constitutes an act in electronic form (écrit électronique) in accordance with article 1366 of the French civil code. Each party also agrees:

-	that the electronic signature they affix to the Agreement has the same legal value as its handwritten signature;

-	that the technical means implemented under this signature confer a definite date to each signature;

-	that the necessity for plurality of originals, required by Article 1375 of the French civil Code, is satisfied for the Agreement, and that the process used to conclude the Agreement allows each party to have a copy on a durable support or to have access to it;

-	and recognizes the opposability of the electronic signature and its admissibility as evidence in court.

5.	The Company and the Subscriber agree that the Subscriber will subscribe, and the Company will issue to the Subscriber, the Royalty Certificates as follows:

Number of Royalty Certificates: ________________________

Subscription Price per Royalty Certificate: €______________________

Aggregate Subscription Price to be paid by the Subscriber (the “Subscriber Aggregated Subscription Price”): €___________________

Agreed and Accepted

The Subscriber Aggregated Subscription Price will be paid in euros to the Company's account opened in the books of Société Générale Securities Services (copied below) as set forth in Section 3.2 of Annex I.

[*]

We acknowledge that we received a copy of this Subscription Agreement, including the Annexes and Exhibits hereto.

Please confirm that the foregoing correctly sets forth the agreement between us by signing in the space provided below for that purpose.

Subscriber:

_________________________

By:

Title:

Agreed and Accepted

this ________ 2024

INVENTIVA S.A.

By:
Name: Frédéric Cren
Title: Chief Executive Officer

ANNEX I

TERMS AND CONDITIONS FOR THE SUBSCRIPTION OF THE ROYALTY CERTIFICATES

1.	Authorization and Issue of the Royalty Certificates

Subject to the terms and conditions attached as Annex I to the Agreement (the "Terms and Conditions"), the Company has duly authorized the issue of the Royalty Certificates (the "Transaction").

2.	Agreement to Issue and Subscribe for the Royalty Certificates

2.1	At the Closing Date (defined below), the Company will issue to the Subscriber, and the Subscriber will subscribe, upon the Terms and Conditions set forth herein and in consideration for the payment of the Subscriber Aggregated Subscription Price therefor set forth in the Agreement, the number of Royalty Certificates set forth in the Agreement to which these Terms and Conditions for Subscription of Royalty Certificates are attached as Annex I.

2.2	The Company will enter into this same form of Subscription Agreement with other investors (the "Other Subscribers") in connection with the Transaction and will complete the issuance of Royalty Certificates to such Other Subscribers on the terms set forth herein. The Subscriber and the Other Subscribers are hereinafter sometimes collectively referred to as the "Subscribers" and this Agreement and the Subscription Agreements executed by the Other Subscribers are hereinafter sometimes collectively referred to as the "Agreements". The Company shall not enter into any side letter or otherwise agree (orally or in writing) to modify or waive any of the terms and provisions of such Subscription Agreement with any Other Subscriber without the prior written consent of the Subscriber.

3.	Closing and Transfer of the Royalty Certificates and Funds

3.1	Closing

The time and date of closing shall be no later than 2:00pm (CEST), on the date that is three (3) Business Days following the date of this Agreement (the “Closing Date”), as agreed by the Company and the Subscriber.

The Company has designated Société Générale Securities Services as "banque centralisatrice" (the "Centralizing Bank") to receive the subscriptions and payment of the aggregate amount equal to the Subscriber Aggregated Subscription Price and the Subscription Price for the Royalty Certificates being subscribed by the Other Subscribers in accordance with Section 3.3 below.

3.2	Conditions to Closing

(a)	Conditions to the Company’s Obligations

At the Closing Date, the Company’s obligation to issue the Royalty Certificates to the Subscriber will be subject to (i) the receipt of the documentation necessary for the recording of the Royalty Certificates under registered form (au nominatif) and for the "know your customer" process, (ii) the receipt in a dedicated account opened at Société Générale Securities Services, the details of which are set forth in the signature page of the Subscription Agreement of the aggregate amount equal to the Subscriber Aggregated Subscription Price and the Subscription Price for the Royalty Certificates being subscribed for by the Other Subscribers in an aggregate amount equal to €20,100,000 and (iii) the representations and warranties of the Subscriber contained in Section 5.1 being true and correct in all material respects as of the Closing Date.

(b)	Conditions to the Subscriber’s Obligations

At the Closing Date, the Subscriber’s obligation to subscribe for the Royalty Certificates will be subject to (i) the receipt of a certified copy of the decisions of the Board of Directors dated July 16, 2024 authorizing the issuance of the Royalty Certificates and the entry into this Agreement between the Company and the Subscriber and (ii) the accuracy of the representations and warranties made by the Company as of the date hereof and as of the Closing Date and (iii) the fulfillment of the undertakings of the Company to be fulfilled prior to the Closing Date.

(c)	Conditions to Either Party’s Performance

The Company’s and the Subscriber’s obligation to issue and subscribe for, respectively, the Royalty Certificates will be subject to the following condition precedent: no statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits the subscription or issue of the Royalty Certificates.

(d)	Company’s obligation to return funds

In the event that the Company has not received an amount equal to (i) the Subscriber Aggregated Subscription Price and (ii) the Subscription Price for the Royalty Certificates being subscribed for by the Other Subscribers in an aggregate amount equal to €20,100,000 at the Closing Date, the Subscriber Aggregated Subscription Price shall be returned to the Subscriber within two (2) Business Days following the Closing Date, unless otherwise agreed by all parties.

3.3	Delivery of Funds

No later than 12.00 pm (CEST) on the Closing Date, the Subscriber shall wire the Subscriber Aggregated Subscription Price to the account opened in the books of Société Générale Securities Services (the “Centralizing Bank”).

The account of the Company to which the Subscriber Aggregated Subscription Price shall be wired is set forth in the signature page of the Subscription Agreement. By executing this Agreement, the Subscriber irrevocably instructs the Centralizing Bank to accept delivery of, the subscription monies from its settlement account to the bank account opened at the Centralizing Bank in its book in the name of the Company upon notice from the Company to the Centralizing Bank, with a copy to the Subscriber, that (i) the conditions to the closing of the Transaction have been satisfied or waived and (ii) that the entire aggregate subscription price for all the Other Subscribers have been received by the Centralizing Bank.

On the Closing Date, the Company shall register, or cause to be registered by Société Générale Securities Services, under the name of the Subscriber on registered form (au nominatif) the number of Royalty Certificates subscribed by the Subscriber. The Centralizing Bank will deliver the subscription monies to the Company.

At the latest one (1) Business Day after each of the Closing Date, a notice confirming the registration of the Royalty Certificates in the book of the Company held by Société Générale Securities Services shall be delivered to the Subscriber.

For purposes of this Agreement, the term “Business Day” shall mean a weekday on which banks are open for general banking business in the United States and Paris, France.

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4.	Representations, Warranties and Undertakings of the Company

4.1	The Company represents and warrants to the Subscriber, as of the date hereof and as of the Closing Date, that:

(a)	Organization and Standing. The Company is a corporation duly organized and validly existing under the laws of France and has all requisite corporate power and authority to conduct its businesses in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification (except in respect to such conduct of business that the failure to be so qualified or be in good standing would not have a Material Adverse Effect) as currently conducted and as currently proposed to be conducted and as described in the Universal Registration Document, the annual report on the Form 20-F filed with the U.S. Securities and Exchange Commission on April 3, 2024 (the "Form 20-F" and together with the Universal Registration Document, the "Annual Report") and any press releases issued by the Company since the publication of the Annual Report, (the "Press Releases" and, together with the Annual Report, the "Company Public Information").

In this Agreement, "Material Adverse Effect" means any event, violation, or circumstance, individually or in the aggregate that had or could reasonably be expected to have a material adverse effect on the Company’s equity, business, assets, operations, properties, liabilities or conditions (financial or otherwise), individually or in the aggregate, whether or not arising from transactions in the ordinary course of business, or on the Company’s ability to consummate the Transaction.

(b)	Corporate Power, Authorization. The issuance of the Royalty Certificates and the entry into this Agreement have been duly authorized by the Company’s Board of Directors on July 16, 2024. The Company has the legal capacity and power to enter into this Agreement and to perform its obligations hereunder. This Agreement has been duly executed by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, receivership, moratorium or other similar laws affecting creditors’ rights generally.

(c)	No Insolvency Proceedings. The Company and its Affiliates are not (i) insolvent (en état de cessation des paiements), (ii) subject to a resolution which has been passed or meeting convened for its winding-up (dissolution) (iii) subject to any mandat ad hoc or any safeguard (sauvegarde) (including accelerated safeguard (sauvegarde accélérée)), bankruptcy, liquidation or equivalent proceedings under any applicable insolvency law, and no filing has been made (or consent given) for the opening of any such proceeding in relation to the Company; and no action, proceedings or other step or action have been taken in relation to any of the above or suspension or stoppage of payments of the Company or any of its Affiliates or a general moratorium of any of their indebtedness with its creditors.

No liquidator, receiver, administrator, administrative receiver, provisional administrator, compulsory manager or other similar officer, mandataire ad hoc, in respect of the Company, any of its Affiliates or any of its or their assets has been appointed.

In this Agreement, "Affiliate" means, with respect to the Company, any other person that, directly or indirectly, through one or more intermediaries, Controls or is Controlled by or is under common Control with such person, in each case from time to time. Control shall be construed by reference to the definition set out in Article L. 233-1 of the French Commercial Code. As of the date hereof, the sole Affiliate of the Company is Inventiva Inc., whose registered office is at 10-34 44 th Dr, Long Island, 11101 New York, United-States of America.

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(d)	Compliance with Laws. The Company and its Affiliates are in compliance in all material respects with the requirements of all applicable laws to which it is subject and all orders, writs, injunctions and decrees applicable to it or to its properties.

(e)	Preferential subscription right. The issuance of the Royalty Certificate is not subject to any pre-emptive, preferential subscription right, priority rights (délai de priorité) or similar rights that have not been validly excluded or waived and no person has any other right of first refusal, pre-emptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction.

(f)	Private Placement. Neither the Company nor any of its Affiliates, nor any person or entity acting on its or their behalf, has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under any circumstances that would require registration of the Royalty Certificates under the United States Securities Act of 1933, as amended (the "Securities Act"). Assuming the accuracy of the representations and warranties of the Subscriber contained in Section 5.1 hereof, the Royalty Certificates are being offered in reliance on an exemption from registration under the Securities Act.

(g)	No Conflicts and No Default. The execution and performance of the Agreement by the Company do not and will not (i) conflict with or violate any provision of the Company’s articles of incorporation (statuts), (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or entitle third parties to terminate, amend, accelerate or cancel (with or without notice, lapse of time or both), any material agreement, credit facility, material debt or other material instrument to which the Company or any of its Affiliates is a party or any of their assets is subject or (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or any of its Affiliates or of its or their assets is subject, assuming the correctness of the representations and warranties made by the Subscriber herein.

(h)	Issuance and Delivery of the Royalty Certificates. Upon payment of the aggregate amount of the Subscription Price by the Subscriber and the Other Subscribers in the manner contemplated by this Agreement, the Royalty Certificates will be duly and validly issued and fully paid. Other than restrictions described in the terms and conditions of the Royalty Certificates, there are no restrictions on transfers of the Royalty Certificates under the laws of France or the articles of incorporation (statuts) of the Company.

(i)	Consents. Excluding applicable filings and disclosures to be made by the Company pursuant to applicable laws, and assuming the accuracy of the representations made by the Subscriber in Section 5.1 of this Agreement, no consent, approval, order or authorization of, or registration, qualification, designation, declaration, prospectus, information notice or filing with any governmental authority on the part of the Company or any of its Affiliates is required in connection with the consummation of the Transaction contemplated by this Agreement.

(j)	Anti-bribery.

(i)	Neither the Company or its Affiliates and, to the Company's knowledge, any of their respective directors or officers nor, to the knowledge of the Company, any of their respective employees or agents has, in the performance of his or her duties on behalf of the Company or any of its Affiliates, (i) used any corporate funds for any unlawful contribution, gift, entertainment or other expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of money, or other

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property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA, or any other applicable anti-bribery or anti-corruption laws of the European Union, United Kingdom or France. The Company and its Affiliates have conducted their businesses on behalf of the Company and its Affiliates in compliance with applicable anti-corruption laws and have instituted and maintained, and will continue to maintain, policies reasonably designed to promote and achieve compliance with such laws and with the representation and warranty contained herein.

(ii)	The Company or its Affiliates and, to the knowledge of the Company, their respective directors or officers, employees and agents have not obtained or induced directly or indirectly through any person and will not attempt to so obtain or induce the procurement of this Agreement or any contract, consent, approval, right, interest, privilege or other obligation or benefit related to this Agreement or a favourable relationship with the Subscriber through any corrupt or illegal business practice including, have not given or agreed to give and shall not give or agree to give to any person, either directly or indirectly, any fee, compensation, monetary benefit or any other benefit, bribe or kickback, with the object of obtaining or inducing the procurement of this Agreement or any contract, right, interest, privilege or other obligation or benefit related to this Agreement. For the avoidance of doubt, the representation shall not apply to any payments that are legitimate in the normal course of business between each party hereto pursuant to this Agreement or with third parties for the purposes of the implementation of the Transaction (such as fees for the settlement agent or professional advisers of the Company) and items, including refreshments, of an inconsequential or immaterial cost or value.

(k)	Sanctions. Neither the Company and its Affiliates, nor, to the Company's knowledge, any of their respective directors, officers, or employees (i) has been or is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department ("OFAC") or by any governmental agency of any other applicable jurisdiction (including the United Nations Security Council, the European Union or the member state thereof and the United Kingdom (together with the OFAC the "Sanction Authority")), (ii) has violated or is violating any applicable sanctions administered by a Sanction Authority or has been subject to any claim, proceeding, formal notice or investigation with respect to sanctions administered by a Sanction Authority; and the Company will not directly or indirectly use the proceeds of the Transaction, or lend, contribute or otherwise make available such proceeds to joint venture partner or other person or entity, for the purpose of financing the activities of or business with any person, or in any country or territory, which is currently subject to any sanctions administered by OFAC or a Sanction Authority.

(l)	Other Subscription Agreements. The Subscription Agreements of the Other Subscribers for the subscription of the Royalty Certificates do not include terms or conditions that are more advantageous than the terms and conditions of this Agreement other than provisions relating to the specific regulations or status applicable to such Other Subscriber. The Company (directly or indirectly) has not entered and shall not enter into any side letter or otherwise agree (orally or in writing) to modify or waive any of the terms and provisions of such Subscription Agreement with any Other Subscriber without the prior written consent of the Subscriber.

(m)	Acknowledgment regarding Subscriber’s Subscription of Royalty Certificates. The Company acknowledges and agrees that the Subscriber is acting solely in the capacity of an arm’s length subscriber with respect to this Agreement and the transactions contemplated hereby. The Company further acknowledges that the Subscriber is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity with respect to the Company)

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or any Other Subscriber with respect to this Agreement and the transactions contemplated hereby and any advice given by the Subscriber or any of its respective representatives or agents to the Company in connection with this Agreement and the transactions contemplated hereby is merely incidental to the Subscriber’s subscription of the Royalty Certificates. The Company further represents to the Subscriber that the Company’s decision to enter into this Agreement has been based on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.

(n)	Other than the information disclosed in the Company Public Information or pursuant to a written employment agreement in force as of the date hereof or as required by applicable laws or collective bargaining agreements, none of the employees, officers or managers, regardless of their status, of the Company or its Affiliates benefit from any severance, separation or termination pay, retention bonus, golden parachute or any similar-type benefit or payment.

(o)	The Company has not made available to the Subscriber information that could be qualified as inside information within the meaning of Regulation No. 596/2014 of 16 April 2014 on market abuse which is required to be disclosed in accordance with applicable law.

4.2	The Company undertakes the following:

(a)	Interim Covenants. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement and the Closing Date, the Company and its Affiliates shall conduct their business in the usual, regular and ordinary course of business consistent with past practice.

(b)	Royalty Certificate Issuance. The Company shall take all action necessary to cause the Royalty Certificates to be issued to the Subscriber on, or, as soon as possible following, the Closing Date in accordance with the terms and conditions of this Agreement.

Upon payment of the Subscriber Aggregated Subscription Price by the Subscriber in the manner contemplated by this Agreement, the Company shall register these Royalty Certificates upon records to be maintained by the Company or any other entity appointed as registrar by the Company (as set forth in Terms and Conditions of the Royalty Certificates attached as Exhibit A) for that purpose in the name of the record holder of such Royalty Certificate. No physical documents evidencing the title to the Royalty Certificates will be issued.

(c)	US Tax Matters.

(i)            PFIC. The Company will (a) promptly notify the Subscriber (and in no event later than 30 Business Days following the end of each calendar year) whether the Company has determined that it or any of its subsidiaries was a PFIC (as each such term is defined above) for such calendar year and (b) provide the Subscriber with sufficient information, on a timely basis, to determine whether the Company is a PFIC and allow its investors to make and maintain a Qualified Electing Fund election under Section 1295 of the U.S. Internal Revenue Code of 1986, as amended with respect to the Company in the event the Company for any year in which the Company is treated as a PFIC.

(ii)            Corporate Status. The Company will not take any action inconsistent with the treatment of the Company as a corporation for U.S. federal income tax purposes and will not elect to be treated as an entity other than a corporation for U.S. federal income tax purposes.

(d)	Use of Proceeds. The Company undertakes to use the proceeds from the subscription of the Royalty Certificates to pursue lanifribanor phase III clinical study as disclosed in the press release relating to the issue of the Royalty Certificates.

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(e)	Employees. For a period of 8 weeks from the date hereof, the Company shall not (and shall cause its Affiliates not to), whether by way of an agreement, unilateral commitment, promise or otherwise, (A) entitle, grant or pay to any of the employees, officers or managers, regardless of their status, of the Company or of its Affiliates (i) any direct or indirect increase in salary, compensation, pension, welfare or fringe benefits, (ii) any bonus, commission or incentive (including share option, share purchase, restricted share, equity or equity-based), (iii) any severance, separation or termination pay, retention bonus, golden parachute or any similar-type benefit or payment, and (iv) more generally, any specific benefits (avantages particuliers) or conditions more favourable than those provided in the agreements in force as of the date hereof, applicable laws or collective bargaining agreements in the event of termination, resignation, retirement, illness, disability or death (in particular with respect to career progression, notice, severance, wages, and benefits), in each of the cases referred to in (i) to (iv) regardless of their due date or date of payment (including if they are deferred or conditional) and in cash or otherwise or (B) accelerate the time of payment or vesting of any of the items referred in (A), except, in each case, pursuant to a written employment agreement in force as of the date hereof or as required by applicable laws or collective bargaining agreements or (C) loan or advance any amount to any of their employees, officers and managers, regardless of their status.

4.3	The Company acknowledges and agrees that notwithstanding any provision of this Agreement otherwise requiring the Subscriber to provide any information or documents to the Company or any third party, the Subscriber shall be entitled to withhold, edit, redact and/or otherwise limit disclosure of any such information or documents on the grounds of national security and/or financial or economic sensitivity and the Subscriber shall have no liability whatsoever and shall be free and harmless from any claims whatsoever for exercising its rights pursuant to this clause.

4.4	For the avoidance of doubt, the Subscriber is solely liable for its obligations set forth in or arising under this Agreement, and no direct or indirect legal or beneficial owner of the Subscriber shall have any liability in respect of this Agreement.

4.5	The rights of the Subscriber under or in connection with this Agreement are separate and independent rights and any debt arising under this Agreement to the Subscriber from the Company is a separate and independent debt in respect of which the Subscriber shall be entitled to enforce its rights in accordance with the last sentence of this paragraph. The Subscriber may, except as specifically provided in the Terms and Conditions, separately enforce its rights under or in connection with this Agreement.

4.6	The Company will sign and execute and deliver such documents and take such actions as are necessary for the consummation of the subscription of the Royalty Certificates to the Subscriber hereunder; provided, that nothing herein shall require the Company to sign, execute and deliver any document or take any action that, in the good faith determination of the Company, could reasonably be expected to result in (i) harm or prejudice to the Company, (ii) the disclosure of any confidential or proprietary information of the Company or (iii) the breach of any applicable law, regulation or judicial, administrative or regulatory process.

5.	Representations and Warranties and Covenants of the Subscriber

5.1	The Subscriber represents and warrants to the Company that:

(a)	Organization. The Subscriber is duly organized and is validly existing under the laws of its state of incorporation.

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(b)	Power; Authorization. The execution and performance by the Subscriber of the Agreement has been duly authorized by all necessary corporate bodies, or, if the Subscriber is not a corporation, such partnership, limited liability company or other applicable bodies, on the part of the Subscriber. As such (i) the Subscriber has all requisite corporate or other power and capacity and has taken all requisite corporate or other action to execute and deliver this Agreement, to subscribe the Royalty Certificates to pay the Subscriber Aggregated Subscription Price, and to carry out and perform all of its obligations under this Agreement; and (ii) this Agreement has been duly executed by the Subscriber, and when delivered by the Subscriber in accordance with terms hereof, will constitute the valid and legally binding obligation of the Subscriber, enforceable against it in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors’ rights generally.

(c)	Information. The Subscriber has had an opportunity to discuss the Company’s business, management, financial affairs and the terms and conditions of the offering of the Royalty Certificates with the Company’s management. The foregoing, however, does not limit or modify the representations and warranties of the Company in Section 4.1 of this Agreement or the right of the Subscribers to rely thereon.

(d)	Investment Intent. The Subscriber is subscribing the Royalty Certificates for its own account as principal, for investment purposes only, and not with the intent or for the purpose of the resale distribution thereof, in whole or in part, within the meaning of the Securities Act or the other applicable securities laws of any other jurisdiction to the extent applicable. The Subscriber understands that its subscription of the Royalty Certificates has not and will not have been registered under the Securities Act in reliance on specific exemptions therefrom, which exemptions may depend upon, among other things, the bona fide nature of such Subscriber’s investment intent as expressed herein. Except as contemplated by this Agreement, the Subscriber has not entered into any agreement, undertaking, arrangement, obligation or commitment providing for the disposition of the Royalty Certificates. The Subscriber represents that it has not been organized, reorganized or recapitalized specifically for the purpose of investing in the Royalty Certificates.

(e)	No Insolvency Proceedings. To the knowledge of the Subscriber, no bankruptcy, insolvency or other proceedings of general application affecting creditors’ rights have been proposed, commenced or threatened against the Subscriber, and no judgment has been made or is pending declaring the Subscriber insolvent.

(f)	No Violation. Neither the execution of this Agreement by the Subscriber nor the subscription of the Royalty Certificates by the Subscriber violates or will violate (i) any provision of the articles of association (or equivalent constituent documents) of the Subscriber, (ii) any material applicable law or material regulation binding upon the Subscriber or its assets, (iii) any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Subscriber or any of its assets, (iv) the rules of any stock exchange as they apply to the Subscriber (but excluding the rules of any stock exchange as they apply to the Company only), and (v), any other material agreements to which the Subscriber is a party, in each case, with respect to clauses (i) – (v) of this Section 5.1(e), except to the extent that such violation would not reasonably be expected to materially impair or delay the Subscriber’s ability to perform its obligations under this Agreement.

(g)	Category of Subscriber. The Subscriber is a "qualified investor" within the meaning of Article 2(e) of Regulation (UE) 2017/1129, as amended. The Subscriber is subscribing for the number of Royalty Certificates set forth hereto in the ordinary course of its business for investment only and with no present intention of distributing any of such Royalty Certificates or any arrangement or understanding with any other persons regarding the distribution of

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such Royalty Certificates. The Subscriber will subscribe for at least an amount equal to EUR 100,000.

(h)	Lock-up. The Subscriber agrees that it will not, during the period beginning on the Closing Date and ending 6 months after the Closing Date (such period, the "Restricted Period"), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly of any of the Royalty Certificates it owns, or publicly disclose the intention to make any offer, sale, pledge or disposition of the Royalty Certificates, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Royalty Certificates, in each case other than to any Affiliates.

(i)	Restricted Securities. The Subscriber understands that the Royalty Certificates have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Subscriber’s representations as expressed herein. The Subscriber understands that, in addition to the restrictions applicable to the Royalty Certificates under this Agreement, the Royalty Certificates may be deemed “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Subscriber must hold the Royalty Certificates indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Subscriber acknowledges that the Company has no obligation to register or qualify the Royalty Certificates for resale. The Subscriber further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Royalty Certificates, and on requirements relating to the Company which are outside of the Subscriber’s control, and which the Company is under no obligation and may not be able to satisfy. The Subscriber understands that no United States federal or state agency or any other government or governmental agency has passed upon or made any recommendation or endorsement of the Royalty Certificates.

(j)	Accredited Investor. The Subscriber is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

(k)	No General Solicitation. The Subscriber is not purchasing or subscribing for the Royalty Certificates as a result of any advertisement, article, notice or other communication regarding the Royalty Certificates published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or, to such Subscriber's knowledge, any other general solicitation or general advertisement (within the meaning of Rule 502(c) under the Securities Act).

(l)	Residence. If the Subscriber is an individual, then the Subscriber resides in the state identified in the address of the Subscriber set forth in Section 7; if the Subscriber is a partnership, corporation, limited liability company or other entity, then the office or offices of the Subscriber in which its principal place of business is conducted is identified in the address or addresses of the Subscriber set forth in Section 7.

(m)	Exculpation among Subscribers. The Subscriber acknowledges that it is not relying on any other individual or entity (including any Other Subscriber), other than the Company and its officers and directors, in making its investment or decision to invest in the Company.

(n)	No rights in the Company's Securities. The Subscriber understands that by subscribing to the Royalty Certificates, it shall not be entitled to vote or be deemed the holder of any other securities of the Company, nor shall anything contained herein be construed to confer upon

13 | 16

the Subscriber, as such, the rights of a stockholder of the Company or the right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or give or withhold consent to any corporate action or to receive notice of meetings or other actions affecting stockholders or to receive dividends or subscription rights or otherwise.

5.2	The Subscriber undertakes that:

(a)	It will comply with any notification requirements which may be required to be made under any applicable law and the Company's by-laws.

(b)	It will sign and execute and deliver such documents and take such actions as are necessary for the consummation of the subscription of the Royalty Certificates to the Subscriber hereunder; provided, that nothing herein shall require the Subscriber to sign, execute and deliver any document or take any action that, in the good faith determination of the Subscriber, could reasonably be expected to result in (i) harm or prejudice to the Subscriber, (ii) the disclosure of any confidential or proprietary information of the Subscriber or (iii) the breach of any applicable law, regulation or judicial, administrative or regulatory process.

6.	Survival of Representations, Warranties and Agreements

Notwithstanding any investigation made by any party to this Agreement, all covenants, agreements, representations and warranties made by the Company and the Subscriber herein will survive the execution of this Agreement, the transfer to the Subscriber of the Royalty Certificates being subscribed and the payment therefor.

7.	Notices

All notices, requests, consents and other communications required or permitted hereby shall be in writing will be sent by email, or mailed, and will be deemed given if delivered by email, upon electronic confirmation of receipt and addressed to the relevant recipient in the manner provided below, and shall be deemed to have been duly and sufficiently given only if (a) delivered either personally by hand, or by an international courier service, and, in each case, (b) confirmed by email to the relevant recipient.   Notices shall be deemed effective if given on a Business Day, in the manners prescribed in the immediately preceding sentence, by 13:30 (CEST) in the place of receipt or on the following Business Day if completed after 13:30 (CEST).

All notices will be delivered as addressed as follows:

(a)	if to the Company, to:

Inventiva S.A.

50, rue de Dijon

21121 Daix

France

Attention: Frédéric Cren

Phone:

Email:

(b)	if to the Subscriber, to:

[•]

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8.	Changes and No Waiver

This Agreement may not be modified or amended except by written agreement signed by the Company and the Subscriber.

9.	Severability

In case any provision contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby.

10.	Costs and expenses

Legal and financial advisors’ reasonable and duly documented costs, fees and expenses pertaining to the Subscriber, for which invoices and receipts are furnished to the Subscriber, in relation to the negotiation, subscription and implementation of the Royalty Certificates shall be paid by the Company up to an amount of €100,000, regardless of whether the closing occurs. This provision will survive the execution of this Agreement, the transfer to the Subscriber of the Royalty Certificates being subscribed and the payment therefor.

11.	Governing Law and Jurisdiction

This Agreement will be governed by, and construed in accordance with, the laws of France. Any dispute or suit relating to the interpretation, validity and performance of this Agreement, or arising out of or as a consequence hereof, shall be subject to the exclusive jurisdiction of the Tribunal de commerce of Paris.

12.	Waiver of Conflicts

Each party to this Agreement acknowledges that Cooley LLP, U.S. counsel for the Company, has in the past performed and may continue to perform legal services for the Subscriber and/or Other Subscriber in matters unrelated to the transactions described in this Agreement. Accordingly, each party to this Agreement hereby (a) acknowledges that they have had an opportunity to ask for information relevant to this disclosure; and (b) gives its informed consent to Cooley LLP’s representation of the Subscriber and/or Other Subscriber in such unrelated matters and to Cooley LLP’s representation of the Company in connection with this Agreement and the transactions contemplated hereby.

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Exhibit A

Terms and Conditions of the 2024 Royalty Certificates

Terms and Conditions of the 2024 Royalty Certificates

The terms and conditions of the 2024 Royalty Certificates (the "Conditions") are as follows:

The issue by Inventiva S.A., a limited liability company (société anonyme) incorporated and organized under the laws of France, whose registered office is at 50, rue de Dijon, 21121 Daix, France, registered with the Trade and Companies Register of Dijon under number 537 530 255 ("Inventiva" or the "Company"), of its two hundred and one (201) royalty certificates (the "2024 Royalty Certificates") for an amount of €100,000 each, as decided by the board of directors (conseil d’administration) of the Company on July 16, 2024.

An aggregate of two hundred and one (201) 2024 Royalty Certificates (the "Total Number of 2024 Royalty Certificates") have been issued pursuant to Subscription Agreements entered into by the Company and each investor in consideration for the Subscription Price paid by each investor as set forth in Appendix A.

1.	DEFINITIONS

All capitalized terms used in these Conditions shall have the following meaning:

“Affiliate” when used with reference to a specified Person, means any Person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such specified Person, in each case from time to time; for such purposes, the term “control” (including the terms “controlling”, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise and shall include the notion of control within the meaning of Article L. 233-3, paragraphs I and II, of the French Commercial Code (Code de commerce). For the avoidance of doubt, (i) Affiliates of a Fund shall include (x) any Fund Manager and (y) any other Fund that is managed or advised by such Fund’s Fund Manager or by any Affiliate of that Fund Manager, and (ii) Affiliates of a Fund Manager shall include any Fund managed or advised by it or by any of its Affiliates. For the purposes of this definition and these Conditions, no holder of Inventiva Shares shall be considered an Affiliate unless such holder of Inventiva Shares exercises 50% or more of the voting rights in Inventiva. As of the date hereof, the sole Affiliate of Inventiva is Inventiva Inc., whose registered office is at 10-34 44 th Dr, Long Island, 11101 New York, United-States of America

“Agent” has the meaning ascribed to this term under Condition 8.1 (Representative).

“Business Day” means any day except (i) a Saturday, a Sunday, (ii) a day that is not a trading day on the regulated market of Euronext Paris, (iii) a day on which banks in Paris and the United States are authorized or required by Law to remain closed or (iv) a day on which T2 (Trans-European Automated Real-time Gross Settlement Express Transfer System) is not open (or any combination of the above).

“Certificate Payment Date” means fifteen (15) Business Days after the publication of the Company's audited financial statements for the prior fiscal year in which the relevant Net Sales (or in respect of any Commercialization Agreement, any amounts received under the Commercialization Agreement in respect of the Product or resulting from Net Sales of the Product) were recorded by the Company or any of its Affiliates.

"Collective Decisions" has the meaning ascribed to this term under Condition 8.2 (Collective decisions).

“Commercialize” means commercial manufacture, marketing, promotion, sale or distribution.

"Commercialization Agreement” means any agreement under which the Company or any of its Affiliates grants or has (directly or indirectly, including through sublicenses) granted or authorized the grant of a license to a third party (including, without limitation, third party agents, distributors and wholesalers) to Commercialize any Product (such third party, a “Commercialization Partner”).

“Commercialization Partners” has the meaning given in the definition of Commercialization Agreement.

“Conditions” means these terms and conditions.

“Disposal Transaction” means any transaction (or series of related transactions) as a result of which the Company (or any of its Affiliates) or any Third Party Acquirer (or any of its Affiliates) directly or indirectly disposes of or grants any rights to or under any assets or rights (including intellectual property rights) relating to Lanifibranor or any Product be it through an asset or share sale, transfer or swap of assets, merger, reorganization, joint venture, lease or any other transaction or arrangement having a similar result or effect.

“Entity” means any entity, company, corporation, group, de facto company, association, partnership, joint venture, whether governmental or private, or whether or not having a separate legal personality.

“€” and “Euro” means the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community (signed in Rome on 25 March 1957), as amended.

“FTT” has the meaning ascribed to this term under Condition 6 (Taxation)

“Fund” means any Entity in the form of trusts or investment funds, or other investment vehicles, in any form, that (a) has been established to pool the resources of multiple underlying investors or utilize the resources of the one underlying investor, (b) is managed or advised by a Fund Manager and (c) has been established to invest in a class of assets or investments, rather than in a single asset or investment.

“Fund Manager” means a general partner, trustee, nominee, investment manager or advisor or other person appointed by a Fund to manage or advise directly or indirectly that Fund on a day-to-day basis in relation to all or part of its assets.

“General Meeting” has the meaning ascribed to this term under Condition 8.2 (Collective decisions).

“Governmental Entity” means any domestic or foreign court or other judicial authority or governmental, administrative or regulatory body, department, agency, commission or authority.

“Independent Expert” has the meaning ascribed to this term under Condition 7.3 (Independent Expert - Audits)

“Inventiva Shares” means ordinary shares of Inventiva, each with a par value of €0.01 (ISIN Code: FR0013233012).

“Issue Date” means the closing date of the subscription of the Royalty Certificates by the investors under the Subscription Agreements which is expected to be on or about July 22, 2024.

“Lanifibranor” means an orally-available small molecule in development for the treatment of NASH that acts to induce anti-fibrotic, anti-inflammatory and beneficial vascular and metabolic changes in the body by activating all three peroxisome proliferator-activated receptors, or PPAR, isoforms, and including any deuterated derivatives or analogs, racemates, salts, metabolites, esters, diastereomers, tautomers, enantiomers, prodrug forms, hydrates, solvates, intermediates, polymorphs and degradants thereof, in each case, that have a similar pharmacological effect, in crystal, powder or other form. PPARs are well-

characterized nuclear receptor proteins that regulate gene expression, and their relevance for the fibrotic, inflammatory, vascular and metabolic processes that characterize NASH is well-established.

“Law” means any domestic, EU, foreign, federal, local or municipal laws, rules, judgments orders, regulations, statutes, ordinances, codes, decisions, injunctions, orders, decrees or requirements of any Governmental Entity.

“Lock-up Period” means the period beginning on the Issue Date and ending on the date that is six months following the Issue Date.

“Net Sales” means the gross amount billed or invoiced or otherwise recognized as revenue by the Company, its Commercialization Partners or any of their respective Affiliates for sales or other dispositions of the Product in or in relation to the Territory to third parties, in bona fide, arms-length transactions, less the total of the following items, as specifically allocated to such Products, actually allowed and taken by such third parties and not otherwise recovered by or reimbursed to the Company, its Commercialization Partners or any of their respective Affiliates and not previously deducted from the amount invoiced:

(i)	trade, cash and/or quantity discounts, credits or allowances actually allowed (provided that such discounts are applied in a normal and customary manner with respect to other similarly situated products of the selling party, and not in a manner which is unreasonably disproportionate to one or more Products when compared to other products of the selling party);

(ii)	charge back payments, price reductions and rebates allowed or granted to managed care organizations, government agencies or trade customers, including wholesalers and chain and pharmacy buying groups (provided that such discounts are applied in a normal and customary manner with respect to other similarly situated products of the selling party, and not in a manner which is unreasonably disproportionate to one or more Products when compared to other products of the selling party);

(iii)	credits actually allowed for claims, allowances for damaged goods, retroactive price reductions or rejected or returned goods;

(iv)	prepaid freight, distribution, postage, shipping, customs duties and insurance charges to the extent added to the sale price (whether or not specifically identified as such in the invoice to the third party); and

(v)	sales taxes, value added taxes, duties and other governmental charges to the extent added to the sale price (whether or not specifically identified as such in the invoice to the third party).

For purposes of determining Net Sales, “sale” will not include transfers or dispositions for charitable, promotional, pre-clinical, clinical, regulatory or governmental purposes (in each case, for no consideration). Net Sales shall include the amount or fair market value of all other consideration received by the Company, its Commercialization Partners or any of their respective Affiliates, in respect of the Product, whether such consideration is in cash, payment in kind, exchange or other form. Net Sales shall not include sales between or among the Company, its Commercialization Partners (on the basis that it is the sale or disposal of the Product by the Commercialization Partner or its Affiliate that constitutes the Net Sale for purposes of these Conditions) or their respective Affiliates.

"Offered Certificates" has the meaning ascribed to this term under Condition 3.2 (Transfer and Company's pre-emptive right).

“Outstanding 2024 Royalty Certificates” means, as of the date of determination, all 2024 Royalty Certificates issued under these Conditions, except for the 2024 Royalty Certificates purchased by the Company and/or cancelled in accordance with these Conditions.

“Person” means a natural person, an Entity or a Governmental Entities.

"Preemption Right" has the meaning ascribed to this term under Condition 3.2 (Transfer and Company's pre-emptive right).

“Product” means any product containing Lanifibranor, in any and all finished forms, presentations, delivery systems, strength, dosages, formulations and routes of administration.

"Public Disclosure" means with respect to the Company (i) its universal registration document (document d'enregistrement universel) as amended from time to time, (ii) its annual report on the Form of 20-F filed with the U.S. Securities and Exchange Commission, (iii) its half year financial report and (iv) any press release issued by the Company on its websites.

"QIB" means a qualified institutional buyer as defined in Rule 144A under the U.S. Securities Act of 1933, as amended.

"Qualified Investor" means persons or entities which enter into the definition provided in point e), Article 2 of Regulation (EU) 2017/1129 of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market.

"Registrar" has the meaning ascribed to this term under Condition 2 (Form, denomination and title)

“Reports” has the meaning ascribed to this term under Condition 7.2 (Reporting obligations).

“Representative” has the meaning ascribed to this term under Condition 8.1 (Representative).

“Royalty” means, with respect to each Royalty Certificate and each Certificate Payment Date, the product of (i) the Royalty Rate and (ii) a fraction, the numerator of which is the amount of Net Sales of the Product during the fiscal year preceding the Certificate Payment Date and the denominator of which is the Total Number of 2024 Royalty Certificates (rounded up to the nearest multiple of euro 0.0001).

“Royalty Certificate” or "Certificate" means the 2024 Royalty Certificates issued by the Company and whose terms and conditions are described herein.

“Royalty Certificate Holder” means the holder of a Royalty Certificate.

“2024 Royalty Certificates Expiration Date” means July 22 2038 i.e. the date that is 14 years following the Issue Date.

“Royalty Rate” means three per cent (3%), exclusive of any value added tax, if applicable.

"Selling Holder" has the meaning ascribed to this term under Condition 3.2 (Transfer and Company's pre-emptive right).

“Subscription Agreements” means the subscription agreements pursuant to which the Royalty Certificates are issued by the Company and subscribed by the initial Royalty Certificates Holders.

“Subscription Price” means, with respect to each investor, the aggregate amount corresponding to €100,000 euros per 2024 Royalty Certificate, paid by such investor for its Royalty Certificate(s) upon their issuance.

“Tax” means any federal, state, local or foreign income, profits, gross receipts, license, payroll, employment, severance, stamp, occupation, premium, windfall profits, environmental, customs duty, capital stock, franchise, sales, social security, unemployment, disability, use, property, withholding, excise, transfer, registration, production, value added, alternative minimum, occupancy, estimated or any other tax of any kind whatsoever, together with any interest, penalty or addition thereto, imposed by any Governmental Entity responsible for the imposition of any such tax, whether disputed or not.

“Territory” means the United States of America and each country of the European Union (including any additional member states as may become members of the European Union prior to the 2024 Royalty Certificates Expiration Date) and the United Kingdom.

“Third Party Acquirer” has the meaning ascribed to this term under Condition 7.4 (Disposal).

"Written Decision" has the meaning ascribed to this term under Condition 8.2 (Collective decisions).

2.	Form, denomination and title

The Certificates will be issued in dematerialised registered form. Title to the Certificates will be evidenced by book-entries (inscription en compte), in accordance with Articles L. 211-3 et seq. of the French Monetary and Financial Code.

The Certificates holders' rights shall be evidenced by a book entry on a securities account open in their name in the books of the Company or any other entity appointed as registrar by the Company (the "Registrar") which expression shall, where the context so admits, include any successor for the time being as Registrar.

On the Issue Date, the Registrar appointed by the Company is Société Générale Securities Services.

No physical document of title will be issued in respect of the Certificates.

3.	STATUS AND TRANSFER

3.1	Status

The 2024 Royalty Certificates are sui generis debt instruments referred to in Article L. 228-36-A of the French Commercial Code (Code de commerce) that represent the right of the Royalty Certificate Holders to receive payment of Royalties (if any) on each Certificate Payment Date.

The rights of the 2024 Royalty Certificates Holders are limited to the rights expressed in these Conditions. Without prejudice to Condition 8 (Representation of the Royalty Certificate Holders), no Royalty Certificate Holder, as such, shall be entitled to vote or be deemed the holder of any other securities of the Company, nor shall anything contained herein be construed to confer upon the Royalty Certificate Holder, as such, the rights of a shareholder of the Company or the right to vote upon any matter submitted to the shareholders at any meeting thereof, or give or withhold consent to any corporate action or to receive notice of meetings or other actions affecting shareholders (except as provided herein), or to receive dividends or subscription rights or otherwise.

The 2024 Royalty Certificates constitute direct, unconditional, unsubordinated and unsecured financial instruments of the Company and ranking equally between themselves. Other than as set out in these Conditions, holders of 2024 Royalty Certificates have no rights to receive any sums (including any right of redemption of the Subscription Price) from the Company at any time in regard to such 2024 Royalty Certificates.

3.2	Transfer and Company's pre-emptive right

The Royalty Certificates cannot be sold, transferred or otherwise disposed of during the Lock-Up Period to any person. Notwithstanding the foregoing, a Royalty Certificate Holder may at any time during the Lock-Up Period transfer all or part of its 2024 Royalty Certificates(provided that a partial transfer shall only be made for a minimum number of 10 (ten) 2024 Royalty Certificates) to its Affiliate (subject to any applicable Laws).

In the event that, after the Lock-Up Period, any Royalty Certificate Holder (the "Selling Holder") intends to sell, transfer, or otherwise dispose of all or part of its 2024 Royalty Certificates (provided that a partial transfer shall only be made for a minimum number of 10 (ten) 2024 Royalty Certificates) (the "Offered Certificates"), the Company shall have a preemption right to purchase all (but not less than all of) the Offered Certificate on the same terms and conditions as offered by the prospective third-party purchaser (the "Preemption Right").

The Selling Holder shall provide written notice in accordance with Condition 9 (Notices) to the Company specifying (i) the postal and email addresses of the third-party purchaser, (ii) (a) the exemption from the registration requirements of the Securities Act of 1933, as amended, pursuant to which the Selling Holder sold the Securities and confirming that all conditions for the use of such exemption are complied with, or (b) confirming that the new Royalty Certificate Holder is a Qualified Investor and/or a QIB and (iii) the price, terms, and conditions of the proposed sale. The Company shall have five (5) Business Days from the receipt of such notice to inform the Selling Holder in accordance with Condition 9 (Notices) that it may exercise its Preemption Right. The Company shall have fifteen (15) additional Business Days following the receipt of the notice by the Selling Holder to exercise its Preemption Right. Any Royalty Certificate so purchased will automatically be cancelled and may not be re issued or re sold.

If the Company does not exercise its Preemption Right within the specified timeframe, the Selling Holder shall be free to sell the Offered Certificate to the third-party purchaser on the terms specified in the notice and shall provide written notice in accordance with Condition 9 (Notices) of the account details of the new Royalty Certificate Holder for the purpose of receiving Royalty payments hereunder as well as written notice of the notice details of the new Royalty Certificate Holder .

Any transfer not complying with the present Condition shall be deemed null and void, and the Company or the Registrar shall not be bound to recognize such transfer and shall forthwith inform the Royalty Certificate Holder. Notwithstanding the foregoing, a Royalty Certificate Holder may transfer all or part of its 2024 Royalty Certificates (provided that a partial transfer shall only be made for a minimum number of 10 (ten) 2024 Royalty Certificates) to its Affiliate (subject to any applicable Laws) or to other Royalty Certificate Holders which transfer(s) will not be subject to the Preemption Right.

In accordance with Articles L. 211-15 and L. 211-17 of the French Monetary and Financial Code (Code monétaire et financier), transfers of the 2024 Royalty Certificates will be made by transfer from account to account and the transfer of ownership of the 2024 Royalty Certificates will occur once they are recorded as book entries in the acquirer’s securities account.

4.	PURCHASE AND CANCELLATION

4.1	Purchase of the 2024 Royalty Certificates by the Company

The Company, subject to a thirty (30) calendar days prior written notice to the relevant Royalty Certificate Holders, will have the right at any time to purchase in cash all or part of the 2024 Royalty Certificate(s) of one or more Royalty Certificate Holder(s) at the price per 2024 Royalty Certificate to be agreed with the relevant Royalty Certificate Holder. 2024 Royalty Certificates so purchased by the Company or any of its Affiliates will be automatically cancelled and may not be re issued or re sold.

In the event that the Company exercises its rights provided in the preceding paragraph or otherwise agrees to enter into a transaction with a 2024 Royalty Certificate Holder that would result in the direct or indirect transfer (in any way whatsoever) of all or part of that Royalty Certificate Holder's Certificates to the Company under this Condition 4.1, each other Royalty Certificate Holder will have the right to sell for cash up to the same pro-rata portion of its 2024 Royalty Certificates to the Company on the same terms and conditions and on the same date as agreed among the Company and the transferring Royalty Certificate Holder.

At least fifteen (15) Business Days prior to the completion of the transaction between the transferring Royalty Certificate Holder and the Company, the Company shall provide written notice in accordance with Condition 9 (Notices) to the other Royalty Certificate Holders specifying the identity of the transferring Royalty Certificate Holder and the price, terms, and conditions of the proposed acquisition. Each other Royalty Certificate Holder shall have five (5) Business Days from the receipt of such notice to inform the Company in accordance with Condition 9 (Notices) that it may exercise its tag along right.

For the avoidance of doubt, the initial Royalty Certificate Holders shall, for the purpose of this Condition, be deemed not to be an Affiliate of the Company.

4.2	Full Purchase of the 2024 Royalty Certificates and Cancellation

In the event of (i) a change of control of the Company (the term control being as defined as provided in the definition of “Affiliate”) or if a Person takes control of the Company, or (ii) in case of a merger, spin-off or reorganization involving the Company entailing a transfer of all or substantially all of the assets of the Company ((i) and (ii), collectively, the “Merger”), so long as, in each case, the Company’s shareholders of record immediately prior to such Merger will, immediately after such Merger, hold less than fifty percent (50%) of the voting power of the Company or the surviving entity, the Royalty Certificate Holders, shall, upon request of the Company negotiate with the Company, the Royalty Certificate Holders and the Company both acting in good faith, the terms upon which the Company may purchase in cash all, and no less than all of the Outstanding 2024 Royalty Certificates; provided that neither the Company nor the Royalty Certificate Holders will have any obligation other than to conduct such negotiations in good faith.

If the Company and all Royalty Certificate Holders, pursuant to the first paragraph of this Condition 4.2, have agreed to the terms and conditions of the purchase of all, but not less than all, the Outstanding Royalty Certificates by the Company, all the 2024 Royalty Certificates so purchased by the Company will be immediately cancelled upon their purchase by the Company and may not be re issued or re sold.

Any purchase by (or transfer to) the Company of any Royalty Certificate not complying with Conditions 4.1 or 4.2 shall be deemed null and void, and the Company and the Registrar may not recognize such transfer and shall forthwith inform the Royalty Certificate Holders.

4.3	Cancellation of the 2024 Royalty Certificates upon the 2024 Royalty Certificates Expiration Date

Any Outstanding 2024 Royalty Certificates on the 2024 Royalty Certificates Expiration Date will be cancelled, provided that all Royalties, if any, that are due in accordance with these Conditions have been paid as at such date. Upon cancellation of such 2024 Royalty Certificates, no further amounts shall be due and payable.

4.4	Conditions to remain in force

For the sake of clarity, other than in the event of cancellation of a Royalty Certificate pursuant to Conditions 3.2, 4.1, 4.2 or 4.3, the obligations and undertakings of the Company pursuant to the Conditions shall remain in full force and effect notwithstanding any cancellation or disappearance (for any reason whatsoever) of the Royalty Certificates or a change of control (“control” having the meaning set forth in article L. 233-3 I and II of the French commercial code) affecting the Company. The Conditions shall inure to the benefit of, and be binding upon, the Company and its respective successors and permitted assigns (including, for the avoidance of doubt, a merger, spin-off or other reorganization).

5.	PAYMENTS

5.1	Payment of Royalties

The right of the Royalty Certificate Holders to receive payment of Royalties shall be contingent upon commercial sales or other dispositions of the Product or otherwise the receipt of any damages pursuant to Condition 5.5 (Infringement Actions) that are treated as Net Sales. Payment of Royalties in respect of Net Sales in respect to such commercial sales or other dispositions shall occur on the Certificate Payment Date immediately following the fiscal year in which such commercial sales occur. In the event that no commercial sales or other dispositions occur in a fiscal year, no payment of Royalties shall be due in respect of that fiscal year.

Royalties shall become irrevocably due by the Company upon the occurrence of commercial sales or other dispositions with respect to which such Royalties are calculated in accordance with these Conditions.

When commercial sales or other dispositions of the Product occur during a fiscal year, the Company shall, on or prior to the related Certificate Payment Date immediately following the fiscal year in which such commercial sales occur, pay, or cause to be paid in respect of the Royalty Certificate(s) owned by a Royalty Certificate Holder by wire transfer to the account designated by each of the Royalty Certificate Holders, an amount equal to the product of (i) the Royalty and (ii) the number of 2024 Royalty Certificates owned by such Royalty Certificate Holder.

All payments in respect of the 2024 Royalty Certificates, including payments of Royalties, will be made in Euros by the Company by credit or transfer to a Euro-denominated account (or any other account to which euros may be credited or transferred). All payment of the Royalties validly made to the Royalty Certificate Holders will be an effective discharge of the Company, as the case may be, in respect of such payment. The Company shall not be responsible or account for any wire or other fees charged to the accounts of such Royalty Certificate Holders.

The Company’s obligations to pay Royalties in respect of any 2024 Royalty Certificate shall terminate automatically upon the purchase in full of the 2024 Royalty Certificates and/or cancellation in accordance with Condition 4 (Purchase and Cancellation).

5.2	Payment on Business Days

If the due date for payment of any Royalties is not a Business Day, payment shall be made on the next following Business Day, and the Royalty Certificate Holders shall not be entitled to any interest or other sums in respect of thereof.

5.3	Late Payment

If any amounts payable by the Company shall be overdue for ten (10) Business Days, the Company shall additionally pay to the Royalty Certificate Holders to whom such payment is owed simple interest on the sum outstanding at the rate per annum equal to six (6) months EURIBOR plus 4%. The payment of such interest shall not prevent the Royalty Certificate Holders from exercising any other rights it may have as a consequence of the lateness of any payment.

5.4	No clawback

Payments made to Royalty Certificate Holders in respect of the 2024 Royalty Certificates will not be subject to any clawback.

5.5	Infringement Actions

As from the Issue Date and as long as there are Outstanding 2024 Royalty Certificates, if the Company, its Commercialization Partners or any of their respective Affiliates recovers any monetary damages from any third party in any action for infringement of any intellectual property rights relating to Lanifibranor or any Product (but only in circumstances where the infringing product competes with the Product in a manner that has had a detrimental effect on Net Sales of the Product), where such definitive damages (whether in the form of an irrevocable judgment (décision de justice irrévocable) or settlement) are awarded for such infringement of such intellectual property rights relating to Lanifibranor or any Product, (i) such damages will be allocated first to the reimbursement of any expenses incurred by the Company in bringing such action (including reasonable attorney’s fees) not already reimbursed from other damages awarded under the same action, then (ii) any residual amount of such damages will be treated as Net Sales (and for purposes of these Conditions, such amount shall be deemed commercial sales of the Product) of the Product for purposes of Royalties.

6.	Taxation UNDER FRENCH LAW

This Condition does not purport to be a comprehensive description of all the tax considerations that may arise in respect of the 2024 Royalty Certificates or that may be relevant to any Royalty Certificate Holders.

This Condition is not intended to be, nor should it be construed to be, legal or tax advice.

Royalty Certificate Holders should therefore consult their own professional advisers as to the effects of state, local or foreign laws, including French tax law, to which they may be subject.

Withholding taxes in respect of the 2024 Royalty Certificates

All payments by or on behalf of the Company in respect of the 2024 Royalty Certificates shall be made free and clear of, and without withholding or deduction for, any taxes, unless such withholding or deduction is required by law.

No additional amount will be paid to the Royalty Certificate Holder if a withholding or deduction in respect of any present or future taxes is applicable on payments made in respect of the 2024 Royalty Certificates.

French financial transaction tax

Pursuant to Article 235 ter ZD of the French Tax Code (Code général des impôts) as in force and applicable on the date hereof, a financial transaction tax (the “FTT”) applies, subject to certain exceptions, to acquisitions for consideration resulting in a transfer of ownership of equity securities (titres de capital) within the meaning of Article L. 212-1 A of the French Monetary and Financial Code (Code monétaire et financier) or assimilated equity securities (titres de capital assimilés) within the meaning of Article L. 211-41 of the French Monetary and Financial Code (Code monétaire et financier) admitted to trading on a regulated market, which are issued by a company having its head office in France and whose market capitalization exceeds €1 billion on 1st December of the year preceding the year of imposition.

The list of the companies meeting the above-mentioned criteria for each upcoming year is published each year by the French tax authorities in their administrative guidelines (Bulletin Officiel des Finances Publiques-Impôts BOI-ANNX-000467 published on 20 December 2023).

Since the 2024 Royalty Certificates do not qualify as equity securities and given that the market capitalization of the Company did not exceed €1 billion on 1st December 2023, the acquisition of these 2024 Royalty Certificates should not be subject to the FTT.

Registration duties

Pursuant to Article 726 of the French Tax Code (Code général des impôts) as in force and applicable on the date hereof, registration duties apply to the transfer for consideration of equity securities (droits sociaux) issued by a listed French company are subject to uncapped registration duties at the rate of 0.1% if the transfer is evidenced by a written statement (acte) executed either in France or outside France.

Although there is no case law or official guidelines published by the French tax authorities on this point, transfers of 2024 Royalty Certificates should remain outside of the scope of the aforementioned 0.1% registration duties since the 2024 Royalty Certificates do not qualify as equity securities (droits sociaux).

7.	UNDERTAKINGS FROM THE COMPANY

7.1	Commercialization Partners

Company shall ensure that all of its Commercialization Agreements include reporting obligations and audit rights that are sufficient to ensure that the Company can fulfil its reporting obligations and audit rights provided for in Condition 7.2 and 7.3, including such obligations on its Commercialization Partners and their respective Affiliates to report Net Sales as are necessary to ensure that Royalty Certificate Holders (and/or the Independent Expert, where applicable, as provided in Condition 7.3) can obtain satisfactory confirmation and reasonable evidence of the Net Sales of the Product by the Company, its Commercialization Partners and their respective Affiliates for purposes of the Royalty.

If the Company ceases at any time prior to the 2024 Royalty Certificates Expiration Date to be a publicly-listed Company, the Company will provide the Royalty Certificate Holders with such information and updates as it would otherwise have provided had it remained a publicly-listed Company, including a copy of Commercialization Agreements (including any related amendments, modification, supplement or waivers that may exist from time to time) on request of the Royalty Certificate Holders, provided that the Company shall be entitled to redact commercially sensitive information from the copy of the Commercialization Agreement provided to the Royalty Certificate Holders in a manner consistent with its redactions in its public filings of such agreements as a publicly-listed Company.

7.2	Reporting obligations

As from the issuance of 2024 Royalty Certificates and as long as there are Outstanding 2024 Royalty Certificates,

(i)	the Company shall keep the Royalty Certificate Holders (as the case may be through the Representative) informed in writing or through Public Disclosure once a year, no later than April 30 of each year, of the status, in reasonable detail, of the development of the Product as it is being developed, and, if applicable, if the Company or any of its Affiliates becomes aware of any fact or event which could reasonably result in the commercialization of the Product being delayed or not occurring, provided that for the avoidance of doubt this obligation will be deemed to be satisfied if equivalent information is included in the Public Disclosure. The above notwithstanding, the Company shall be under no obligation to disclose any inside information (information privilégiée) to the Royalty Certificate Holders prior to the public disclosure of such information to the market; and

(ii)	concurrently with each payment of Royalties on the Certificate Payment Date, the Company shall deliver to Royalty Certificate Holders a written report setting forth in reasonable detail, the calculation of the Royalty payable to the Royalty Certificate Holder for the prior fiscal year identifying, on a country-by-country basis, gross sales generated by or on behalf of the Company or any of its Affiliates, licensees or sublicensees (including any Commercialization Partners), foreign currency exchange rates used (which shall be rates of exchange determined in a manner consistent with the Company’s method for calculating rates of exchange in the preparation of the Company’s annual financial statements in accordance with generally accepted accounting principles), and a detailed break-down of all permitted deductions from gross sales used to determine Net Sales (including the available information of any items falling within subparagraphs (iv) or (v) of the definition of Net Sales to the extent those have been added to the sales price) and the Royalty due to the Royalty Certificate Holder – Inventiva shall use best efforts to obtain from licensees or sublicensees (including any Commercialization Partners) the authorization to provide the relevant section needed to justify the Net Sales calculation from copies of any royalty reports or similar communications received by the Company or its Affiliates from its Commercialization Partners or their respective Affiliates.

(collectively, the “Reports”).

7.3	Independent Expert - Audits

(a) Determination of the Royalty

In the case of a dispute as to the calculation(s) of the Royalty, the Company shall submit the disputed calculation, by any written means in accordance with Condition 9 (Notices), within ten (10) Business Days of receipt of a written notice from the Representative giving rise to such dispute to the Royalty Certificate Holder(s).

If all Royalty Certificate Holders and the Company are unable to agree upon such calculation(s) of the Royalty within ten (10) Business Days of such disputed calculation(s), then the Company shall provide, within twenty (20) Business Days of receipt of such notice, an independent expert (the "Independent Expert") designated by common agreement between the Representative and the Company (or failing such agreement, by the President of the Commercial Court of Paris, France upon request of the Company or of the Representative) with access during normal business hours to any document which are reasonably required to enable the Independent Expert to verify the accuracy of the calculation of the Royalties by the Company (including, for avoidance of doubt, to verify the accuracy of the calculation of Net Sales to which the Royalty relates, which may include reviewing the reporting from Commercialization Partners to the Company of the Net Sales of those Commercialization Partners and reviewing all deductions from gross sales used to determine Net Sales).

The fees charged by such Independent Expert shall be paid (i) by the Company in the event the Independent Expert were to identify an error leading to a difference of more than 5% in the Company’s calculation of the Royalty, and (ii) in all other cases by the 2024 Royalty Certificates Holders who have not agreed with the Company upon such calculation(s) of the Royalty, provided that, in such case, the fees of the Independent Expert will be deducted from the next payment of Royalties to each such Royalty Certificate Holder pro rata the number of Outstanding 2024 Royalty Certificates such Royalty Certificate Holder holds. The Independent Expert shall disclose to the Representative and to the Company any matters directly related to its findings.

The Independent Expert shall provide the Company with a copy of all disclosures, reports or findings made or delivered to the Representative.

If the Independent Expert concludes that any Royalty should have been paid but was not paid when due, the Company shall pay the relevant Royalties, and any applicable interests pursuant to Condition 5.3 (Late Payment), to the Royalty Certificate Holders within thirty (30) Business Days of the date on which the Representative delivers to the Company the Independent Expert’s written report concluding that Net Sales have been received by the Company.

The procedure conducted by the Independent Expert shall be adversarial (contradictoire), shall give each of the Representative and the Company a reasonable opportunity to make written and oral representations to it and require that each of them provide the others with a copy of any written representations at the same time as they are made to the Independent Expert.

The decision of the Independent Expert shall be final, conclusive and binding on the Company and the Royalty Certificate Holders, save in case of manifest error.

7.4	Disposal Transaction

In any case of any Disposal Transaction (other than in connection with the entry into and performance of a Commercialization Agreement or for the avoidance of doubt, any change of control (as defined in the definition of “Affiliate”) of the Company):

(i)	all provisions of these Conditions shall remain fully applicable to the Company, including the obligation to pay the Royalties (if any and regardless of whether the Third Party Acquirer complies with sub-paragraph (ii)(b) below) (the name of the beneficiary of the Disposal Transaction (the “Third Party Acquirer”) shall be substituted for the term “Company” in all Conditions of this Agreement solely for the purpose of determining the Royalties payable by the Company in relation to any Net Sales attributable to the Third Party Acquirer or any of its Affiliates or their respective Commercialization Partners);

(ii)	as a condition of executing the Disposal Transaction, the Company shall (x) cause the Third Party Acquirer by way of a written agreement (a) to comply with these Conditions vis-à-vis the Company and vis-à-vis the Royalty Certificate Holders as if, where applicable, the Third Party Acquirer were in place of the Company under these Conditions, mutatis mutandis (including in particular Condition 7 (Undertakings from the Company) and the corresponding definitions), (b) to pay to the Company or any of its Affiliates an amount equivalent to the Royalty due under these Conditions in relation to Net Sales attributable to such Third Party Acquirer or any of its Affiliates (or their respective Commercialization Partners) (such amount, the “Third Party Acquirer Pro Rata Royalty”), and (c) to impose the same obligations as provided for in this Condition 7.4 on any further third party acquirer(s) in case of any subsequent Disposal Transaction(s) by the Third Party Acquirer, and (y) upon a request from the Representative and following a Collective Decision, assign by way of a security interest (cession de créance à titre de garantie), pursuant to Article 2373 et seq. of the Code civil, the claims the Company may have against any Third Party Acquirer under paragraph (ii)(x)(b) above to secure the rights of the Royalty Certificate Holders under paragraph (i) up to the amount to be paid by the Third Party Acquirer to the Company pursuant to paragraph (ii)(x)(b) only, within the limits of such claims;

(iii)	the Company shall, at its own initiative or upon request of the Representative, for the benefit of the Company and/or Royalty Certificate Holders enforce these Conditions against the Third Party

Acquirer in case the Third Party Acquirer fails to comply with its applicable obligations under these Conditions, and shall pass through (after first allocating the proceeds and/or damages to the reimbursement of any expenses incurred by the Company in bringing such action (including reasonable attorney’s fees) not already reimbursed from other damages awarded under the same action) to the Royalty Certificate Holders the proceeds and/or damages of any such enforcement or claim attributable to the breach (including non-payment of amounts due to the Company) of the Third Party Acquirer of these Conditions. For avoidance of doubt, amounts recovered and paid to Royalty Certificate Holders under this sub-paragraph shall not result in double-counting with payments of Royalties.

(iv)	the Company shall promptly (and in any event within fifteen (15) Business Days) after signing of the relevant agreement provide to the Representative and/or Royalty Certificate Holders a copy of the written agreement (which may be redacted in respect of commercially sensitive information) between the Company (or any of its Affiliates) and the Third Party Acquirer (or any of its Affiliates) relating to the Disposal Transaction that fulfils the requirements in subparagraph (ii) above together with notice details of the Third Party Acquirer.

In all cases, the Company shall ensure that (a) its Affiliates (from time to time, including future Affiliates) comply with these Conditions including any provisions of these Conditions stated to be applicable to the Company’s Affiliates and (b) the Third Party Acquirer shall be an entity of financial standing at least equivalent to that of the Company.

For clarity, (a) this Condition 7.4 is without prejudice to the Company’s rights under Condition 4.2 (Full Purchase of the 2024 Royalty Certificates and Cancellation) and (b) in the event of the entry into and performance of a Commercialization Agreement or of a change of control (as defined in the definition of “Affiliate”) of the Company, all provisions of these Conditions shall remain fully applicable to the Company, including the obligation to pay the Royalties (if any).

8.	Representation of the Royalty Certificate Holders

8.1	Representative

Christian Richard has been appointed by the Royalty Certificate Holders as their representative (the “Representative”) and shall have the powers set out in this Condition 8.

The Representative shall, subject to applicable law, have the power to:

(i)	represent the Royalty Certificate Holders vis-à-vis the Company and any of the Company’s Affiliates;

(ii)	designate an Independent Expert as provided for under Condition 7.3 (Independent Expert - Audits);

(iii)	undertake any conservatory measures in the exclusive interest of the Royalty Certificate Holders;

(iv)	undertake, in connection with the 2024 Royalty Certificates and/or these Conditions, any legal proceedings against the Company and any of the Company’s Affiliates;

(v)	designate a third-party professional firm as an agent or representative of the Royalty Certificate Holders (the “Agent”) to undertake any of the above activities set out in (i-iv) above on behalf of and/or at the direction of the Representative. The fees and expenses of the Agent will be borne by the Royalty Certificate Holders.

The Representative may not interfere in the management of the affairs of the Company.

The Representative may be replaced at any time by a decision of the Royalty Certificate Holders holding no less than 60% of the total number of the Outstanding 2024 Royalty Certificates.

In circumstances where a member of the Representative is a Royalty Certificate Holder, in case of transfer by such member of all its 2024 Royalty Certificates to a given transferee, the transferee of such 2024 Royalty Certificates shall be automatically appointed as the new Representative (unless decided otherwise by a decision of the Royalty Certificate Holders holding no less than 60% of the total number of the Outstanding 2024 Royalty Certificates).

The following persons may not be appointed as the Representative or Agent:

(i)	the Company, the members of the Company’s board of directors, the Company’s executive officers, the Company’s statutory auditors or the Company’s employees, as well as the Affiliates, ascendants, descendants or spouses of any such persons; or

(ii)	companies guaranteeing all or part of the obligations of the Company, their respective managers, executive officers, members of their management body, executive board or supervisory board, their statutory auditors or their employees, as well as the Affiliates, ascendants, descendants or spouses of any such persons; or

(iii)	companies holding one third (33 1/3%) or more of the share capital of the Company, or companies in which the Company holds one third (33 1/3%) or more of the share capital;

(iv)	the legal and financial advisors of the aforementioned persons.

Except in the event of willful misconduct, fraud or gross negligence by the Representative, the Representative shall not bear any liability whatsoever in its capacity as Representative for the Royalty Certificate Holders.

Except as set forth above with respect to the fees and expenses of the Agent designated by the Representative, the Company shall reimburse the Representative for any reasonable costs and expenses incurred by the Representative in the performance of its role and duties as representative for the Royalty Certificate Holders, upon submission of a written invoice. In the event that the costs or expenses of the Representative are advanced or incurred by any Royalty Certificate Holder (whether in the capacity of the Representative or otherwise), the Company shall reimburse such Royalty Certificate Holder through adding the amount of such costs or expenses to be reimbursed to the Royalty payable to such Royalty Certificate Holder on the Certificate Payment Date.

8.2	Collective decisions

Collective decisions (the "Collective Decisions") of the 2024 Royalty Certificates Holders are adopted either (i) in a general meeting of 2024 Royalty Certificates Holders (the "General Meeting") or (ii) by consent following a written consultation (the "Written Decision"), and will be binding on all Royalty Certificate Holders.

The Company shall hold a register of the Collective Decisions and shall make it available, upon request, to any subsequent holder of any of the 2024 Royalty Certificates Holder.

The rights of each Royalty Certificate Holder to participate in the Collective Decisions will be evidenced by entries in the books of the Company or the Registrar, as the case may be, in the name of such Royalty Certificate Holder at midnight (Paris time) on the Business Day preceding the date of the General Meeting.

8.3	General Meetings

The General Meeting may be held at any time on convocation either by the Company or by the Representative.

One or more Royalty Certificate Holders, holding together at least one-third (1/3rd) of the Outstanding 2024 Royalty Certificates, may address to the Company and the Representative a demand for convocation of the General Meeting, together with the proposed agenda for such General Meeting. If such General Meeting has not been convened within one (1) month after such demand, the Royalty Certificate Holders may commission one of their members to petition the competent court in Paris to appoint an agent (mandataire) who will call the General Meeting.

Notice of date, hour, place and agenda of any General Meeting will be given by way of a notice in accordance with Condition 9 (Notices) not less than five (5) calendar days prior to the date of such general meeting on first notice, and five (5) calendar days on second notice. The Board of Directors or the Representative may decide that any votes cast during a General Meeting may be expressed by videoconference or by any means of telecommunications that enable the identification of 2024 Royalty Certificates Holders, and such under the conditions provided for by applicable regulations for shareholders meetings.

Except as otherwise stated in the Conditions, the General Meeting can only validly deliberate based on the first call if the Royalty Certificate Holders present or represented hold at least one-third (1/3) of the total number of the Outstanding 2024 Royalty Certificates. On second notice, no quorum will be required. Decisions of the General Meeting shall be taken with a majority of 60% of the votes (for avoidance of doubt, on the basis of one vote per Outstanding Royalty Certificate) held by the Royalty Certificate Holders present or represented.

8.4	Written Resolution

At the initiative of the Company or the Representative, Collective Decisions may also be taken by Written Decision made by Royalty Certificate Holders holding no less than 60% of the total number of Outstanding 2024 Royalty Certificates. Any Written Decision shall, for all intents and purposes, have the same effect as a resolution adopted at a General Meeting. Such a decision may be embodied in a single document or in several documents, signed by or on behalf of one or more Royalty Certificate Holders. The Representative shall promptly (and in any event within five (5) Business Days after their adoption) circulate a copy of any adopted Written Decisions to all Royalty Certificate Holders.

For the avoidance of doubt, the provisions of Articles L. 228-46 et seq. of the French Commercial Code (Code de commerce) shall not apply to the 2024 Royalty Certificates.

9.	Notices

All notices and other communications required or permitted to be given or made pursuant to these Conditions shall be in writing in the English language and shall be: (i) delivered by hand against an acknowledgement of delivery dated and signed by the recipient; (ii) sent by an overnight international courier service of recognized international standing (all charges paid); or (iii) sent by e-mail transmission and confirmed by return of e-mail, in each case at the address set forth below:

-	if to the Company, to:

INVENTIVA S.A.

50, rue de Dijon

21121 Daix

France

Email: [•]

Attention: [•]

-	if to the Royalty Certificate Holders, to the addresses set forth in Appendix A hereto; or to such other persons or at such other addresses as hereafter may be furnished by the Company or any of the Royalty Certificate Holders by like notice to the Company and the (other) Royalty Certificate Holders, as applicable. Any Third Party Acquirer shall promptly notify all Royalty Certificate Holders of its address for notices under these Conditions.

Any such notice will be deemed to have been received:

(i)	if personally received by hand delivery or by courier service, on the date of delivery as evidenced by an acknowledgement of receipt from the addressee;

(ii)	if sent by e-mail, on the date of the acknowledgment by the recipient of such e-mail transmission;

provided that any delivery after 13:30 (local time at the place of receipt) is deemed to be delivered on the next following Business Day.

10.	GOVERNING LAW and JURISDICTION

10.1	Governing Law

These Conditions and the 2024 Royalty Certificates shall be governed by, and construed in accordance with, French Law.

10.2	Jurisdiction

Any claim in connection with these Conditions and the 2024 Royalty Certificates shall be brought before the competent court of the jurisdiction of the Paris Court of Appeal.

11.	Prescription

All claims against the Company for payment of any amounts under the 2024 Royalty Certificates shall, unless the Royalty Certificate Holder or any of its Affiliates notifies the Company, any successor or any of their respective Affiliates of its entitlement to the overdue amounts in accordance with applicable law, lapse after five (5) years from the due date for payment thereof.

Appendix A

Investors	Number of Certificates	Aggregate Subscription Price per Investor (in Euros)

TOTAL